FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549							OMB APPROVAL
OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
__ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) (Print or Type Responses)
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
Name and Address of Reporting Person* Ivins, J. Leonard	Issuer Name and Ticker or Trading Symbol eLinear, Inc. (ELIN)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director _X 10% Owner X Officer (give title below) ___ Other (specify below) ___Chief Financial Officer_____________
(Last) (First) (Middle) 8800 Jameel Road, Suite 170	3. IRS Identification Number of Reporting Person, if an entity (voluntary)				4. Statement for Month/Year April, 2002			7. If Amendment, Date of Original (Month/Day/Year)
(Street) Houston, Texas 77040					5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D)(Instr. e, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	3/20/02	M		50,000	A	$2.18
Common Stock	3/25/02
M
				50,000	A	$2.90
							100,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Table II - Derivative Securities Acquired, Disposed of, of Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Securities (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficial- ly Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct(D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
Options	2.18								Common Stock	100,000		100,000	D
Options	2.90								Common Stock	125,000		125,000	D
Options	3.40								Common Stock	75,000		75,000	D

Explanation of Responses:

                                                                                                              __/s/ J. Leonard Ivins_____                  _______ _____4/10/02____
                                                                                                              **Signature of Reporting Person                                   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,See Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.